BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

November 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: BALLAD GOLD & SILVER LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 17, 2007:

A. Copy of the Issuer's Annual Report on Form 6 as of August 22, 2007 filed with the Registrar of Companies.

B. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

C. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2007 with relevant MD&A.

D. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia

dlw 11/19

and Alberta Securities Commissions.

E. Copy of amended Exempt Distribution Report (Form 45-106F1) filed with the British Columbia Securities Commission.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

COPY

November 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

ACKNOWLEDGED RECEIPT THIS
____ DAY OF ________ 20__
BY: ________________

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: BALLAD GOLD & SILVER LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 17, 2007:

A. Copy of the Issuer's Annual Report on Form 6 as of August 22, 2007 filed with the Registrar of Companies.

B. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

C. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2007 with relevant MD&A.

D. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia

and Alberta Securities Commissions.

E. Copy of amended Exempt Distribution Report (Form 45-106F1) filed with the British Columbia Securities Commission.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

Date and Time: September 5, 2007 11:04 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report
BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **September 5, 2007 11:04 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

BALLAD GOLD & SILVER LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

INCORPORATION NUMBER
BC0075655

DATE OF RECOGNITION
August 22, 1967

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
August 22, 2007

OFFICER INFORMATION AS AT August 22, 2007

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.
Office(s) Held: (CEO, President)

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET EAST
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Office(s) Held: (CFO)

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
WEGNER, GWEN

Office(s) Held: (Secretary)

Mailing Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

Delivery Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

#82-4000

BALLAD GOLD & SILVER LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Gold & Silver Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058511 10 6
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	October 23, 2007
5	Record Date for Notice	:	September 18, 2007
6	Record Date for Voting	:	September 18, 2007
7	Beneficial Ownership Determination Date	:	September 18, 2007
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 21st day of August, 2007.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER: ***"Anthony J. Beruschi"***

ANTHONY J. BERUSCHI
President

82-4000

BALLAD
GOLD & SILVER LTD.

ANNUAL GENERAL MEETING

OCTOBER 23, 2007

BALLAD GOLD & SILVER LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **BALLAD GOLD & SILVER LTD.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on October 23, 2007 at the hour of ten o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereon;

(b) To re-appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To determine the number of Directors at four;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 18th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
ANTHONY J. BERUSCHI, President

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 682-7159

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT SEPTEMBER 18, 2007 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 23, 2007.

This Information Circular is furnished in connection with the solicitation of proxies by management of Ballad Gold & Silver Ltd. (the "Company") for use at the Annual General Meeting of shareholders to be held on October 23, 2007 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. September 18, 2002 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 29,977,740 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	14,931,747	49.8%
Raymond Roland	3,097,331	10.3%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at three. Management is proposing to increase the size of the Board to four directors. If this resolution is passed four directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Anthony J. Beruschi BC, Canada *President, Chief Executive Officer and a Director*	Barrister and Solicitor; President of Ballad Gold & Silver Ltd. since June 30, 1994 Also a director of Vega Gold Ltd. and Whistler Gold Corp.	June 30, 1994 to date	2,651,974
Raymond Roland BC, Canada *Chief Financial Officer and a Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada Also a director of Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc., Pacific Topaz Resources Ltd. and Ultra Uranium Corp.	March 31, 1997 to date	3,097,331
Douglas B. Brooks BC, Canada *Director*	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Power Corp. since 1998; President of Maximum Ventures Inc.; President of Pierre EnTerprises Ltd. Also a director of Boss Power Corp., Maximum Ventures Inc., Pierre Enterprises Ltd., Ultra Uranium Corp. and Whistler Gold Corp.	August 16, 2006 to date	111,098
Luis Botto BC, Canada *Director*	Consultant, South American property acquisitions/ operations since 2002; Manager, South American Operations of Ballad Gold & Silver Ltd. since July, 2007; Sales/ Leasing, Volvo, 2002 to 2004	July 23, 2007 to date	Nil

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Douglas B. Brooks and Luis Botto are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

 (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Anthony J. Beruschi and Raymond Roland who were directors of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001. Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (BCSC) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders were rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre Enterprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular;

 (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at December 31, 2006, the Chief Financial Officer as at December 31, 2005 and each of the Company's other three most highly compensated officers as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Anthony J. Beruschi President and CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,039,287 Nil Nil	Nil Nil Nil	Nil Nil Nil	$142,474[1] $160,987[1] $146,802[1]
Raymond Roland CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	590,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$36,000[2] $36,000[2] $36,000[2]

[1] Legal fees, related disbursements paid or accrued to a law firm of which Mr. Beruschi is principal and interest, geological consulting fees, management fees and disbursements paid or accrued to private companies or firms of which Mr. Beruschi is principal.

[2] Consulting fees paid or accrued to a private company of which Mr. Roland is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officers during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Anthony J. Beruschi	1,039,287	50.0%	$0.25	$0.25	March 2, 2008
Raymond Roland	590,000	28.4%	$0.25	$0.25	March 2, 2008

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Anthony Beruschi	Nil	N/A	1,039,287 Exercisable	Nil Exercisable
Raymond Roland	Nil	N/A	590,000 Exercisable	Nil Exercisable

<u>**Termination of Employment or Change of Control**</u>

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2006 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

<u>Compensation of Directors</u>

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2006 except as set out below under the heading "Interest of

Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following Options and SARs were granted to non-executive directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	150,000[1]	7.2%	$0.25	$0.25	March 2, 2008

1 Additionally, options to purchase 15,000 common shares at an exercise price of $0.25 per share on or before March 2, 2008 were granted to a non-executive director who was appointed to the Board of Directors subsequent to the financial year ended December 31, 2006. The market price at the time of the grant was $0.25 per share.

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	150,000[1] Exercisable	Nil Exercisable

1 Additionally, options to purchase 15,000 common shares at an exercise price of $0.25 per share on or before March 2, 2008 were outstanding to a non-executive director who was appointed to the Board of Directors subsequent to the financial year ended December 31, 2006.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,078,575	$0.25	400,625
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,078,575	$0.25	400,625

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2006 or the current financial year.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Virgin Ventures Ltd. ("Virgin") of 501 – 905 West Pender Street, Vancouver, BC, whereby Virgin is engaged to perform management services at a fee of $5,000 per month. During the financial year ended December 31, 2006, $60,000 was paid or accrued to Virgin pursuant to the terms of this agreement. Virgin is a British Columbia non-reporting company wholly-owned by Anthony J. Beruschi of BC, President and a director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of four directors of whom Douglas B. Brooks and Luis Botto are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Anthony J. Beruschi is not independent as he is the President and CEO of the Company and Raymond Roland is not independent is he is the CFO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board

conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding

questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent*	Financially literate*
Douglas B. Brooks	Independent*	Financially literate*
Luis Botto	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year, has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2006	$9,288	-	-	-
2005	$19,288	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. All of the Committee members are financially literate. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Dale Matheson Carr-Hilton LaBonte were first appointed auditors of the Company by shareholders at the Annual and Special General Meeting held on August 27, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since January 1, 2006

Private Placement

Pursuant to private placement agreements dated December 23, 2005, current directors of the Company, directly or indirectly, purchased or agreed to purchase a total of 3,312,500 units of the Company's securities at $0.08 per unit as follows:

Name Placee	Beneficial Owner	Number of Units
Virgin Ventures Ltd.	Anthony J. Beruschi	1,000,000
0739684 B.C. Ltd.	Raymond Roland	750,000
552744 B.C. Ltd.	Douglas B. Brooks[1]	1,562,500

Note [1] Not a director at the time of purchase.

Each unit consists of one common share and one transferable share purchase warrant entitling the placee to purchase one additional common share of the Company for $0.105 for two years. The private placement was approved by the TSX Venture Exchange and, as at the date of this Information Circular, partially completed, all in accordance with the policies of the TSX Venture Exchange. As at the date of this Information Circular 1,000,000 units have been issued to Virgin Ventures Ltd. pursuant to the private placement, 500,000 of which were restricted from trading until June 18, 2006 and 500,000 of which are restricted from trading until November 14, 2007. As at the date of this Information Circular 750,000 units have been issued to Raymond Roland which units are restricted from trading until November 14, 2007.

Other informed party transactions

During the fiscal year ended December 31, 2006, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. $25,096 in legal fees and related disbursements was paid or accrued to a law firm of which Anthony J. Beruschi, President and a director of the Company, is principal;

2. $33,378 in interest charges was accrued to a law firm of which Anthony J. Beruschi, President and a director of the Company, is a principal, on outstanding balance of invoices rendered to the Company for legal services;

3. $60,000 in management fees was paid or accrued to Virgin Ventures Ltd., a British Columbia non-reporting company wholly-owned by Anthony J. Beruschi, President and a director of the Company;

4. $24,000 in geological consulting fees was paid or accrued to Anthony J. Beruschi Enterprises Ltd., a British Columbia non-reporting company wholly-owned by Anthony J. Beruschi, President and a director of the Company; and

5. $36,000 in financial consulting fees was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At a previous Annual General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2007 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2007 Plan.

The 2007 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2007 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2007 Plan. The 2007 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2007 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2007 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2007 Plan. A summary of some of the additional provisions of the 2007 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2007 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2007 Plan is in the Company's best interests and recommend that the shareholders approve the 2007 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2006. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 18th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

BALLAD GOLD & SILVER LTD.

"Anthony J. Beruschi"

ANTHONY J. BERUSCHI
President and Chief Executive Officer

#82-4000

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BALLAD GOLD & SILVER LTD. (the "Company")

TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6 ON TUESDAY, OCTOBER 23, 2007 AT 10:00 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Anthony J. Beruschi, a Director of the Company, or failing this person, Raymond Roland, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	To determine the number of Directors at four.			N/A
3.	(a) To elect as Director, ANTHONY J. BERUSCHI		N/A	
	(b) To elect as Director, RAYMOND ROLAND		N/A	
	(c) To elect as Director, DOUGLAS B. BROOKS		N/A	
	(d) To elect as Director, LUIS BOTTO		N/A	
4.	To approve the proposed stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

BALLAD GOLD & SILVER LTD.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

#82-4000

BALLAD GOLD & SILVER LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

BALLAD GOLD & SILVER LTD.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 058511 10 6)

I wish to receive 2006 Annual Financial Statements and MD&A ☐

I wish to receive 2007 Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ______________ 2007

Signature

Name – *Please Print*

Address

City/Prov/State Postal Code

Fax Number

E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

#82-4000

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

June 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30, 2007	(Audited) December 31, 2006
ASSETS		
Current		
Cash	$ 14,091	$ 20,359
Amounts receivable	24,783	22,741
Prepaid expenses and advances	24,450	2,708
	63,324	45,808
Equipment – (Note 3)	9,342	10,482
Mineral properties	1	1
	$ 72,667	$ 56,291
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 701,849	$ 598,408
Due to related parties (Note 5)	541,528	491,441
Taxes payable (Note 7)	18,517	18,517
Liability to issue shares (Note 4)	297,859	260,759
	1,559,753	1,369,125
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – (Note 4)	13,302,133	13,302,133
Contributed surplus (Note 4)	1,475,494	1,475,494
Deficit	(16,264,713)	(16,090,461)
	(1,487,086)	(1,312,834)
	$ 72,667	$ 56,291

Commitments – (Note 8)

APPROVED BY THE BOARD:

"Anthony J. Beruschi"
________________________, Director
Anthony J. Beruschi

"Raymond W. Roland"
________________________, Director
Raymond W. Roland

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three months and six months ended June 30, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Administrative Expenses				
Accounting and audit	$ 10,690	$ 10,688	$ 12,240	$ 11,888
Amortization	570	827	1,140	1,655
Consulting fees – Note 5	3,500	3,780	6,860	7,420
Filing fees	3,805	2,359	7,555	14,542
Interest, foreign exchange	8,380	8,392	15,115	18,047
Legal – Note 5	-	1,940	-	7,466
Management fees	24,000	24,000	48,000	48,000
Office and miscellaneous	4,031	7,831	9,802	13,675
Rent	9,300	9,300	18,600	18,600
Property investigation	30,701		30,701	-
Shareholder communication	10,762	26,849	20,841	41,099
Transfer agent	903	993	2,159	2,046
Travel and promotion	(8,688)	13,724	1,239	18,906
Net loss before other item	(97,954)	(110,683)	(174,252)	(203,344)
Other item				
Non-cash compensation charge - Note 4	-	-	-	(197,706)
Previous years cost recoveries	-	29,827	-	29,827
Net loss for the period	(97,954)	(80,856)	(174,252)	(371,223)
Deficit, beginning of period	(16,166,759)	(14,895,884)	(16,090,461)	(14,605,517)
Deficit, end of period	$ (16,264,713)	$ (14,976,740)	$ (16,264,713)	$ (14,976,740)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months and six months ended June 30, 2007 and 2006

(Unaudited – Prepared by Management)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Operating Activities				
Net loss for the period	$ (97,954)	$ (80,856)	$ (174,252)	$ (371,223)
Add (deduct) items not affecting cash:				
Amortization	570	827	1,140	1,655
Non-cash compensation charge	-	-	-	197,706
Accrued and unpaid interest	8,428	8,392	15,115	18,047
Accrued and unpaid management fees	24,000	24,000	48,000	48,000
	(64,956)	(47,637)	(109,997)	(105,815)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(3,228)	(5,378)	(2,042)	(8,046)
Prepaid expenses	(21,742)	-	(21,742)	-
Accounts payable	51,329	(24,229)	90,413	(289,290)
	(38,597)	(77,244)	(43,368)	(403,151)
Investing Activities				
Acquisition of capital assets	-	-	-	-
Deferred exploration expenditures	-	(18,981)	-	(28,731)
	-	(18,981)	-	(28,731)
Financing Activities				
Issuance of common shares	-	-	-	320,500
Share subscriptions	37,100	105,050	37,100	117,335
	37,100	105,050	37,100	437,835
Increase (Decrease) in cash during the period	(1,497)	8,825	(6,268)	5,953
Cash, beginning of period	15,588	5,003	20,359	7,875
Cash, end of period	$ 14,091	$ 13,828	$ 14,091	$ 13,828
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2006 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2006 financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Ballad Exploration S.A., and TVX Minera Del Peru S.A., and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Note 2 Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Note 3 Equipment

	2007		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 23,583	$ 3,384
Office equipment	17,983	12,025	5,958
	$ 44,950	$ 35,608	$ 9,342

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 22,276	$ 4,691
Office equipment	17,983	10,537	7,446
	$ 44,950	$ 32,813	$ 12,137

Note 4 Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares Quantity	Common shares Amount	Contributed Surplus	Share Subscriptions	Accumulated Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Loss for the year	-	-	-	-	(174,252)	(174,252)
Balance, June 30, 2007	24,792,005	13,302,133	1,475,494	-	(16,264,713)	(1,487,086)

During the year ended December 31, 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000 consisting of up to 18.75 million units at $0.08 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. A portion of the financing may be issued on a flow-through basis.

Subsequent to the 2005 year end it was determined that the Company's flow through expenditures were $69,105 less than the $209,500 that was renounced in early 2005. The Company has recorded the future income tax recovery in 2005 applicable to the actual flow through expenditures incurred of $140,395. (Refer to Note 7.)

During the year ended December 31, 2006 the Company issued 4,006,250 units of its securities at $0.08 per unit, for net proceeds of $320,500, each unit consisting of one common share and one two-year transferable share purchase warrant with each such

Note 4 Share Capital - (cont'd)

warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. As at June 30, 2007, an additional amount of $297,859 was received towards the subscription for 3,259,488 shares. It is the Company's intention to close this amount in the near future.

Share Purchase Warrants

A summary of the status of the Company's warrants as of June 30, 2007 and 2006, and changes during the periods then ended is as follows:

	2007	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006	6,228,472	$ 0.121
Expired	(2,222,222)	0.150
Outstanding, June 30, 2007	4,006,250	$ 0.105

At June 30, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
4,006,250	0.105	March 3, 2008
4,006,250		

The weighted average remaining life of all outstanding warrants as of June 30, 2006 is .75 years (2006 – 1.7)

Note 4 Share Capital - (cont'd)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of June 30, 2007 and June 30, 2006 and changes during the periods then ended is presented below:

	June 30, 2007		June 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,078,575	$0.25	1,788,853	$0.76
Granted	-	-	2,078,575	0.25
Expired/cancelled	-	-	(1,788,853)	(0.80)
Outstanding and exercisable, end of period	2,078,575	$0.25	2,078,575	$0.25

The weighted average remaining life of all outstanding stock options is.70 years (2006 – 1.6).

At June 30, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

Note 4 Share Capital - (cont'd)

Stock Option Plan – (cont'd)

At June 30, 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the six months ended June 30, 2007, no stock options were granted. For the six months ended June 30, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.25%
Dividend yield	-	-
Expected stock price volatility	-	94.7%
Weighted average expected stock option life	-	2 years

Note 5 Related Party Transactions

During the six months ended June 30, 2007 and 2006, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2007	2006
Management fees	$ 48,000	$ 48,000
Interest	15,117	18,047
Legal	-	7,466
	$ 63,117	$ 73,513

Note 5 Related Party Transactions – (cont'd)

During the six months ended June 30, 2007, an officer of the Company and a company controlled by an officer was accrued or paid $Nil (2006 - $12,000) for geological consulting which is included in resource property costs.

At June 30, 2007, the Company owed $541,528 (2006 - $370,646) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $140,824 (2006: $122,757) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the three months ended June 30, 2007 was $15,117 (2006:$18,047). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 6 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Mineral properties and equipment by geographical segments are as follows:

	Canada	South America	Total
June 30, 2007			
Equipment	$ 9,342	$ -	$ 9,342
Mineral properties, including deferred costs	-	1	1
	$ 9,342	$ 1	$ 9,343

	Canada	South America	Total
June 30, 2006			
Equipment	$ 12,137	$ -	$ 12,137
Mineral properties, including deferred costs	-	667,945	667,945
	$ 12,137	$ 667,945	$ 680,082

	Canada	South America	Total
June 30, 2007			
Net loss	$ (174,252)	$ -	$ (174,252)

	Canada	South America	Total
June 30, 2006			
Net loss	$ (371,223)	$ -	$ (371,223)

Note 7 Taxes payable

During the 2004 fiscal year, the Company issued 1,862,222 common shares on a flow-through basis for gross proceeds of $209,500. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants on or before December 31, 2005. The Company has only spent approximately $140,000 of the required $209,500 in required expenditures. As a result of the shortfall in expenditures, the Company is subject to a flow-through penalty tax (Part XXII.6 under the Income Tax Act of Canada) and at December 31, 2006 has accrued $18,517 in taxes payable.

Note 8 Commitments

The Company has committed to pay the following annual expenses, on a month to month basis, as follows:
(a) $37,200 per year in office rent;
(b) $36,000 per year in consulting fees to an officer of the Company.

Note 9 Subsequent event

On July 13, 2007 the Company completed a second tranche of its $1-million private placement. and issued 5,185,735 units of its securities at eight cents per unit, raising $414,859. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 10.5 cents per share. The units are restricted from trading until November 14, 2007.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

BACKGROUND

The following discussion and analysis, prepared as of August 27, 2007, should be read together with the audited consolidated financial statements for the six months ended June 30, 2007 and 2006 and the audited consolidated financial statements for the year ended December 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the six-month period ended June 30, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, August 27, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad Gold & Silver Ltd. ("the Company") is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

During fiscal 2005 the Company wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

On April 19, 2006, the Company announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

HISTORICAL OVERVIEW

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Mineral Properties – Cont'd.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

HISTORICAL OVERVIEW – (Cont'd)

- Additional Gold Bearing Vein

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

  The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

  Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone

  Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

Mineral Properties – Cont'd

<u>*Penascudo Gold-Silver Property, Argentina*</u> *– Cont'd*

HISTORICAL OVERVIEW – (Cont'd)

> The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During fiscal 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved.

During the six-months ended June 30, 2007, the Company is pleased to report it has received a declaration from the director of mines refusing the objections of the surface owners and allowing the Company access to further explore at Penascudo. Exploration is now subject to the new legislation.

On April 19, 2006, the Company announced that it continues to work towards a resolution.

During fiscal 2006 the Company incurred $104,746 in deferred exploration costs.

The provincial government of Chubut in Argentina has passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

silver property in Chubut province, Argentina. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property has been written-down to $1.

The Company is currently negotiating amendments to the letter of agreement with Golden Arrow Corporation to allow it to defer exploration commitments under the letter agreement pending legislative changes.

Peruvian Properties

On January 18, 2006 the Company announced it was reviewing several exploration properties in Peru for acquisition.

On March 7, 2006 the Company entered into two option agreements providing for the option of two properties in Peru; the Mina Verde and Mina Suyoc copper-zinc-silver properties.

The Company had the right, following a 90 day due diligence period, to enter into an option agreement to earn up to a 90% interest in the Mina Verde Silver Property and the Mina Suyoc Property by completing a feasibility study within 8 years and issuing to each a total of 1,250,000 common shares of the Company over 60 months.

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Mina Suyoc silver and the Mina Verde silver properties.

ADONAI COPPER PROPERTY

On March 9, 2006, the Company agreed to an option to acquire the Adonai Copper Property in Peru.

The Adonai Copper Property covers an area of 1,000 hectares within the Capillayoc spot, district of San Lorenzo de Quinti, Province of Huarochiri, Department of Lima, in Central Peru.

The Company will have the exclusive option to acquire a 75% interest in the Adonai Property by completing $500,000 U.S. in exploration and development work on the Adonai Property within 60 months of June 1, 2006 and issue 500,000 common shares in instalments over the next 60 months after June 1, 2006. After the acquisition of a 75% interest in the Adonai Property, the Company will have the exclusive Option to acquire the additional 25% interest in the Adonai Property by completing a feasibility study within eight (8) years. Upon completion of the feasibility study the Company will have earned a 100% interest in the Adonai Property subject to a 2% Net Smelter Royalty in favour of the vendor, an unrelated third party, with the Company being entitled to acquire 1% of the 2% Net Smelter Royalty (one half) for $250,000 U.S. at any time.

On August 18, 2006, the Company gave notice that it is not proceeding with the proposed acquisition of an interest in the Adonai copper property.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six months ended June 30, 2007 and 2006, and last three audited fiscal years ended December 31, 2006, 2005 and 2004:

	Six months ended June 30, 2007	Six months ended June 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(174,252)	(371,223)	(1,484,944)*	(825,567)**	(553,640)
Basic and diluted loss per share	(0.01)	(0.01)	(0.06)	(0.04)	(0.03)
Total assets	72,667	717,141	56,291	676,067	920,430

* **includes $743,959 in mineral property written-down during the year.**
** **Includes $355,283 in mineral property written-off in fiscal 2005.**

RESULTS OF OPERATIONS

For the year ended December 31, 2006 the net loss was $1,484,944 or $0.06 per share compared to the net loss of $825,567 or $0.04 per share (79.9% increase) in 2005. The increase in the net loss of $659,377 was primarily due to an increase in mineral properties written down of $388,676 from $355,283 in 2005 to $743,959 during the current year and to an increase in non-cash compensation expense in 2006 of $328,627 (2005: $Nil). The company recorded non-cash compensation expense of $328,627 (2005: $Nil), which represents the estimated fair value of stock options granted during the year ended December 31, 2006. Significant decreases in expenditures were in professional fees of $67,048, office and miscellaneous of $20,733 management fees of $22,500, shareholder communication expenses of $33,274. These decreases were offset by increases in a provision made for taxes on flow-through shares of $18,517, filing fees of $5,618 due to SEDAR and TSX filing fees and travel and promotion of $15,719 due to PDAC attendance and trade shows and a decrease in deferred tax recovery of $47,875 with the balance of the decreases of $2,100 spread over the remainder of the expenses.

Current Quarter

For the six-months ended June 30, 2007 the net loss was $174,252 or $0.01 per share compared to the net loss of $371,223 or $0.01 per share (53% decrease) in 2006. The decrease in the net loss of $196,971 was primarily due to $197,706 decrease in non-cash compensation expense. The company recorded non-cash compensation expense during the six months ended June 30, 2006 which represented the estimated fair value of stock options granted during the period ended and to a decrease in legal fees of $7,466, filing fees of $6,987, office and miscellaneous of $3,873, shareholder communication expenses of $20,258 and travel and promotion of $17,667. These decreases were offset by an increase in property investigation costs of $30,701 due to an extensive investigation of properties in South America and to a decrease in previous years cost recoveries of $29,827 with the balance of the decreases, $3,542 spread over the remainder of the expenses.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the six-months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004:

	Six months ended June 30, 2007	Six months ended June 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		$	$	$	$
Accounting and audit fees	12,240	11,888	32,288	32,613	27,970
Increase (decrease) *	2.96		(1.00)	16.60	(22.41)
Amortization	1,140	1,655	3,311	4,434	4,737
Increase (decrease) *	(31.12)		(25.35)	(6.40)	71.82
Consulting fees	6,860	7,420	14,560	15,606	15,388
Increase (decrease) *	(7.55)		(6.70)	1.42	(70.81)
Filing fees	7,555	14,542	14,842	9,224	16,315
Increase (decrease) *	(48.04)		60.91	(43.46)	(22.92)
Interest	15,115	18,047	42,798	41,841	16,705
Increase (decrease) *	(16.25)		2.29	150.47	(75.85)
Legal	-	7,466	25,086	91,819	123,121
Increase (decrease) *	(100.00)		(72.68)	(25.42)	16.44
Management fees	48,000	48,000	96,000	118,500	66,000
Increase (decrease) *	-		(18.99)	79.50	-
Office and miscellaneous	9,802	13,675	41,694	62,427	52,753
Increase (decrease) *	(28.32)		(33.21)	18.34	7.74
Part X11.6 taxes	-	-	18,517	-	-
Increase (decrease) *	-		100.00	-	-
Rent	18,600	18,600	37,200	37,200	37,200
Increase (decrease) *	-		-	-	-
Property investigation	30,701	-	-	-	-
Increase (decrease) *	+100		-	-	-
Shareholder communications	20,841	41,099	48,848	82,122	76,738
Increase (decrease) *	(49.29)		(40.52)	7.01	(75.72)
Stock based compensation	-	197,706	328,627	-	75,067
Increase (decrease) *	N/A		N/A	N/A	(93.00)
Transfer agent	2,159	2,046	3,963	4,851	5,229
Increase (decrease) *	5.52		(18.31)	7.23	(14.25)
Travel and promotion	1,239	18,906	33,241	17,522	34,917
Increase (decrease) *	(93.45)	-	89.71	(49.82)	(58.55)

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2007		2006				2005	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(76,298)	(97,954)	(290,367)	(80,856)	(82,503)	(1,031,218)	(77,653)	(532,509)
Basic/diluted loss per share	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.04)	(0.00)	(0.01)

The net loss of $1,031,218 for the quarter ended December 31, 2006, increased significantly compared to the net loss of $532,509 for the fourth quarter of the previous year which was mainly due to mineral property of $743,959 written-off in fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Company had a working capital deficiency of $1,496,429 (2006: $868,957).

Management anticipates raising additional funding through sale of its securities to enable the Company to fund ongoing operations.

During fiscal 2005, the Company agreed to a non-brokered private placement financing of up to $1,500,000, composed of 18.75 million units at $0.08 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.105 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations and acquisitions.

As of March 3, 2006 the Company had completed $320,500 of its $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. As at June 30, 2007 an additional $297,859 had been received in subscription shares. It is the Company's intention to close this amount in the near future.

At June 30, 2007, the Company held cash on hand of $14,091 (2006: $13,828), amounts receivable of $24,783(2006: $23,231), prepaid expenses of $24,450 (2006: $Nil) and liabilities totalled $1,559,753 (2006: $906,016).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2004	18,563,533	12,779,508	1,146,867	150,000	(13,779,950)	296,425
Shares issued for cash	2,168,889	244,000	-	(150,000)	-	94,000
Shares issued in settlement of debt	53,333	6,000	-	-	-	6,000
Share subscriptions	-	-	-	23,824	-	23,824
Future income taxes on exploration expenditures renounced to shareholders	-	(47,875)	-	-	-	(47,875)
Loss for the year	-	-	-	-	(825,567)	(825,567)
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Share subscriptions	-	-	-	-	-	-
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Loss for the year	-	-	-	-	(174,252)	(7174,252)
Balance, March 31, 2007	24,792,005	13,302,133	1,475,494	-	(16,264,713)	(1,487,086)

A summary of the status of the Company's warrants as of June 30, 2007 and 2006, and changes during the periods then ended is as follows:

	2007	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Forfeited/cancelled	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006	6,228,472	$ 0.121
Expired	(2,222,222)	0.150
Outstanding, June 30, 2007	4,006,250	$ 0.105

At June 30, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

SHARE CAPITAL - CONT'D

Number of Warrants	Exercise Price	Expiry Date
4,006,250	0.105	March 3, 2008
4,006,250		

The weighted average remaining life of all outstanding warrants as of June 30, 2006 is .75 years (2006 – 1.7)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of June 30, 2007 and June 30, 2006 and changes during the periods then ended is presented below:

	June 30, 2007		June 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	2,078,575	$0.25	1,788,853	$0.76
Granted	-	-	2,078,575	0.25
Expired/cancelled	-	-	(1,788,853)	(0.80)
Outstanding and exercisable, end of period	2,078,575	$0.25	2,078,575	$0.25

The weighted average remaining life of all outstanding stock options is.70 years (2006 – 1.6).

At June 30, 2007 and 2006, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

SHARE CAPITAL - CONT'D

Stock Option Plan –Cont'd

	Exercise Price	Expiry Date
2,078,575	0.25	February 9, 2008
2,078,575		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the six months ended June 30, 2007, no stock options were granted. For the six months ended June 30, 2006 the Company recorded a non-cash compensation charge of $197,706 upon the issuance of 2,078,575 stock options. The weighted average fair value of the options was $0.10 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.25%
Dividend yield	-	-
Expected stock price volatility	-	94.7%
Weighted average expected stock option life	-	2 years

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2007 and 2006, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2007	2006
Management fees	$ 48,000	$ 48,000
Interest	15,117	18,047
Legal	-	7,466
	$ 63,117	$ 73,513

During the six months ended June 30, 2007, an officer of the Company and a company controlled by an officer was accrued or paid $Nil (2006 - $12,000) for geological consulting which is included in resource property costs.

At June 30, 2007, the Company owed $541,528 (2006 - $370,646) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $140,824 (2006: $122,757) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the three months ended June 30, 2007 was $15,117 (2006:$18,047). The balance of funds due to directors is non-interest bearing.

RELATED PARTY TRANSACTIONS - CONT'D

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

OUTSTANDING SHARE DATA

As at August 27, 2007 the Company had an authorized share capital of an unlimited number of common shares without a par value. Shares outstanding as at August 27, 2007 totalled 29,977,740 shares, granted options to directors and employees totalling 2,078,575 shares at a weighted average exercise price of $0.25 per share and had 9,191,985 warrants outstanding at a weighted average exercise price of $0.105 per share.

MANAGEMENT CHANGES

Subsequent to June 30, 2007 the Company announced the appointment of Luis Botto to its board of directors. Mr. Botto will be managing Ballad's South American operations.

SUBSEQUENT EVENT

On July 13, 2007 the Company completed a second tranche of its $1-million private placement. and issued 5,185,735 units of its securities at eight cents per unit, raising $414,859. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 10.5 cents per share. The units are restricted from trading until November 14, 2007.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-4000

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Anthony J. Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

82-4000

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold &Silver Ltd.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

#82-4000

AMENDED FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

BALLAD GOLD & SILVER LTD.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech	Mining
Financial Services	☑ exploration/development
☐ investment companies and funds	☐ production
☐ mortgage investment companies	☐ Oil and gas
☐ Forestry	☐ Real estate
☐ Hi-tech	☐ Utilities
☐ Industrial	☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 13th, 2007.

6. For each security distributed:

   (a) Describe the type of security,
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
   (c) State the exemption(s) relied on.

   3,935,735 units at a price of $0.08 per unit, each unit comprised of one common share and one two-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.105 on or before July 13, 2009.

Exemption Relied On	Number of Securities
Section 2.5 of NI 45-106	3,935,735 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	8	$0.08	$314,858.88
Total number of Purchasers	8		
Total dollar value of distribution in all jurisdictions (Canadian $)			$314,858.88

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

   If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any

convertible security in the total dollar value of the compensation unless the securities have been converted.

	Compensation paid or to be paid (cash and/or securities)				
		Securities			
Full name and address of the person being compensated	Cash (Canadian $)	Number and type of securities issued	Price per security	Exemption relied on and date of distribution	Total dollar value of compensation (Canadian $)
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: September 18th, 2007.

BALLAD GOLD & SILVER LTD.
Name of issuer (please print)

Raymond Roland, Director – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Roland
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Stephanie McAllister, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the

securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

END